UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — PRESS RELEASE dated March 4, 2008	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: March 5, 2008

Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES RESEARCH

PARTNERSHIP WITH HUAWEI

SHANGHAI, PRC — March 4, 2008 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, today announced its partnership with Huawei Technologies (“Huawei”) to research server platforms for online game applications.

By leveraging its extensive experience in the telecommunications industry, Huawei will collaborate with Giant on developing next generation computing platforms to improve maintenance, customer service, as well as the end users’ overall game experience. Specifically, Huawei will provide advanced hardware and customizable software, while Giant will leverage its in-depth knowledge of the Chinese online game industry to provide various parameters for game server operation and optimization.

With its strong and advanced R&D capability, Giant has self-developed leading online game and server technology. Giant’s advanced server engine is already being implemented in its new game, Giant Online, which will enter open beta testing shortly and which Giant estimates will enable single-shard play by 1 million concurrent users. The research partnership with Huawei will further extend Giant’s competitive strengths in terms of server technology, and also signifies the increasing presence of Huawei in the online game industry.

Ms. Wei Liu, President of Giant commented, “technology has always been a competitive advantage for Giant. By partnering with Huawei, we will continue to optimize our gaming technology and differentiate ourselves from our competitors. Going forward, we will continue to seek opportunities to partner with large companies with international presence to gain technological advances that will further improve the services and the overall gaming experience for our end users. We remain committed to our focused strategy, including our emphasis on internal R&D and technology capabilities, optimizing our operating efficiency, and exploring all available avenues to build Giant into a globally influential online entertainment developer and operator.”

A representative of Huawei commented, “we are very excited to announce our partnership with Giant, and we especially value Giant’s internal research focus and its long term potential in the online game industry. We expect that the research from this partnership will further advance server technology for large scale deployment, enabling both partners to better adapt to the ever changing demands of the online game industry.”

About Giant

Giant is one of China’s leading online game developers and operators in terms of revenues, focusing on massively multiplayer online role playing games. Giant’s game, ZT Online, was voted the most popular online game in China in 2006 according to the International Data Corporation. Giant has three additional online games that it intends to commercially launch, including Giant Online, King of Kings III and Empire of Sports. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of December 31, 2007 consisted of over 200 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.giantig.com.

About Huawei

Huawei Technologies is a leader in providing next generation telecommunications networks, and now serves 35 of the world’s top 50 operators, along with over one billion users worldwide. The company is committed to providing innovative and customized products, services and solutions to create long-term value and growth potential for its customers. For more information, please visit Huawei Technologies on the web at www.huawei.com.

Safe Harbor Statement

This release contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 relating to, among other things, Giant’s ability to pursue successful research partnerships with Huawei or other companies, Giant’s ability to obtain advanced hardware and customizable software from Huawei, and Giant’s ability to successfully implement its new game server technology or otherwise improve it. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. In addition, Giant’s industry is highly competitive and it faces a number of risks including those outlined under “Risk Factors” beginning on page 12 of Giant’s prospectus filed with the Securities and Exchange Commission on November 1, 2007. Giant undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Investor Contact: Eric He, CFO Giant Interactive Group Inc. +86 21 6451 5001	Investor Relations (US): Mahmoud Siddig Taylor Rafferty 212-889-4350

Investor Relations (HK): Ruby Yim Taylor Rafferty +852 3196 3712	Media Contact: John Dooley Taylor Rafferty 212-889-4350

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